# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: El Pollo Loco Holdings, Inc., CIK 0001606366
CUSIP: 268603107
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 575 Anton Blvd., Suite 1100, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 04/08/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950170-25-079018
Filed by CIK 0001509012
Persons authorized to receive notices and communications: T.A. McKinney, CapitalSpring, 261 Madison Ave., 9th Floor, New York, New York (NY), 10016, (212) 981-0140; Louis Rambo, Proskauer Rose, LLP, Eleven Times Square, New York, New York (NY), 10036, (212) 969-3000; Kristian Herrmann, Proskauer Rose, LLP, Eleven Times Square, New York, New York (NY), 10036, (212) 969-3000

## Reporting persons
- CSIP VI Corporate Acquisitions, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,111,381; sole dispositive power 0; shared dispositive power 1,111,381; aggregate amount beneficially owned 1,111,381 (3.7% of the class)
- CSFC Financing I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 22,682; sole dispositive power 0; shared dispositive power 22,682; aggregate amount beneficially owned 22,682 (0.1% of the class)
- CSFC Management Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,134,063; sole dispositive power 0; shared dispositive power 1,134,063; aggregate amount beneficially owned 1,134,063 (3.8% of the class)
- CapitalSpring Finance Company, LLC (CIK 0001509012): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,134,063; sole dispositive power 0; shared dispositive power 1,134,063; aggregate amount beneficially owned 1,134,063 (3.8% of the class)
- Richard Fitzgerald: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,134,063; sole dispositive power 0; shared dispositive power 1,134,063; aggregate amount beneficially owned 1,134,063 (3.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: El Pollo Loco Holdings, Inc.
Address of issuer's principal executive offices: 575 Anton Blvd., Suite 1100, Costa Mesa, California (CA), 92626
Comment: This Schedule 13D represents Amendment No. 2 to the Schedule 13D filed by CSIP VI Corporate Acquisitions, LP, CSFC Financing I, LLC, CSFC Management Company, LLC, CapitalSpring Finance Company, LLC, and Richard Fitzgerald (the "Reporting Persons") on May 29, 2025, as amended by Amendment No. 1 thereto, filed on June 10, 2025, which represented a joint filing with W.K.S. Restaurant Corporation and Roland Spongberg (the "WKS Persons"). This Amendment No. 2 is made by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.01 per share (the "Shares") of El Pollo Loco Holdings, Inc. (the "Issuer") are:

(i) CSIP VI Corporate Acquisitions, LP ("CSIP VI")
(ii) CSFC Financing I, LLC ("CSFC Fin I")
(iii) CSFC Management Company, LLC ("CapitalSpring")
(iv) CapitalSpring Finance Company, LLC ("CFC")
(v) Richard Fitzgerald
Residence or business address: The address of the principal business office of the Reporting Persons is 3100 West End Avenue, Suite 940, Nashville, TN 37203.
Present principal occupation or employment: CSIP VI and CSFC Fin I are investment funds engaged in the purchase, holding and sale of securities for investment purposes. CFC is the parent company of CapitalSpring. CapitalSpring is the manager of CSFC Fin I and CFC and the investment manager of CSIP VI. Mr. Fitzgerald is the Managing Partner of CapitalSpring.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CSIP VI is a Delaware limited partnership. Each of CSFC Fin I, CapitalSpring, and CFC is a Delaware limited liability company. Mr. Fitzgerald is a United States citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(c) of this Amendment No. 2 is incorporated by reference into this Item 4. The Reporting Persons may, at any time, and subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of their remaining Shares of common stock or other securities of the Issuer depending on various factors, including, but not limited to, the price of the Shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives of the Reporting Persons. Representatives of the Reporting Persons do not currently intend to have additional discussions with the Issuer's management or other third parties regarding the matters discussed in Item 4 of Amendment No. 1 to this Schedule 13D. The Reporting Persons expect to continuously review their investment in the Issuer and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

CSIP VI holds 1,111,381 Shares. CSFC Fin I holds 22,682 Shares. No Shares beneficially owned by the WKS Persons are included in this Amendment No. 2 to Schedule 13D. The ownership percentages set forth on the cover pages to this Amendment No. 2 to Schedule 13D are based on 29,956,259 Shares outstanding as of March 6, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 2 to Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A to this Amendment No. 2, none of the Reporting Persons has effected any transaction with respect to the Shares during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends or proceeds of the sale of the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 1, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Shares of the Issuer.

## Signatures
- CSIP VI Corporate Acquisitions, LP: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (04/10/2026)
- CSFC Financing I, LLC: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (04/10/2026)
- CSFC Management Company, LLC: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (04/10/2026)
- CapitalSpring Finance Company, LLC: /s/ Richard Fitzgerald, Richard Fitzgerald, Managing Partner (04/10/2026)
- Richard Fitzgerald: /s/ Richard Fitzgerald, Richard Fitzgerald (04/10/2026)